Exhibit 99.4

Brera Holdings PLC

Unaudited Pro Forma Condensed Consolidated Financial Information

SS Juve Stabia Acquisition

On June 20, 2025, Brera Holdings PLC (“Brera” or the “Company”) completed the acquisition of a 52% equity interest in S.S. Juve Stabia S.r.l. (“Juve Stabia”), a professional football club organized in Italy.

Pursuant to a Share Purchase Agreement (“the XX Settembre Agreement”) with XX Settembre Holding S.r.l. (the “Seller”), Brera agreed to acquire a majority ownership interest in Italian Serie B football club Juve Stabia through its owner and manager S.S. Juve Stabia S.r.l. (“Juve Stabia” or “the Club”) through share capital and reserve increases in the Club occurring between December 2024 and June 2025. The consideration consists of both payments of cash and issuances of the Company’s Nasdaq-listed shares in a multi-step process, with the aggregate purchase price structured as follows:

●	First Closing – On December 31, 2024, the Company issued 320,000 Class B Ordinary Shares, valued at $6.5/share, converted at $1.04/€ (21.74% acquired):

●	€500,000 cash to Juve Stabia

●	€2,000,000 in shares (of which €1,000,000 issued to Juve Stabia and €1,000,000 issued to XX Settembre)

●	Second Closing – On January 10, 2025, the Company issued 240,000 Class B Ordinary Shares, valued at $6.5/share, converted at $1.04/€ (34.61% acquired):

●	€500,000 cash to Juve Stabia

●	€1,500,000 in shares (of which €1,000,000 issued to Juve Stabia and €500,000 issued to XX Settembre)

●	Third Closing – On February 11, 2025, the Company did not issue any Class B Ordinary Shares (38.46% acquired):

●	€500,000 cash to XX Settembre

●	Final Closing – On June 20, 2025, the Company issued 180,000 Class B Ordinary Shares, valued at $6.5/share, converted at $1.04/€ (52% acquired):

●	€2,250,000 cash (€1,000,000 to Juve Stabia; €1,250,000 to XX Settembre)

●	€1,125,000 in shares to XX Settembre

The aggregate purchase price transferred by Brera was €8,375,000 consisting of cash of €3,750,000 and the issuance of 740,000 shares of our Class B Ordinary Shares valued at €4,625,000.

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma Information

The following unaudited pro forma condensed consolidated statements of comprehensive loss for the year ended December 31, 2024 and the six months ended June 30, 2025 give effect to the XX Settembre Agreement as if they had occurred on January 1, 2024. The historical financial information is based on Brera’s audited and unaudited interim consolidated financial statements and Juve Stabia’s audited and unaudited interim financial statements.

The unaudited pro forma condensed consolidated financial statements reflect management’s preliminary estimates of fair value of purchase price consideration and the fair values of tangible and intangible assets acquired and liabilities assumed in the acquisitions, with the remaining estimated purchase consideration recorded as goodwill. Independent valuation specialists have conducted analysis to assist management of Brera in determining the fair value of the assets acquired and liabilities assumed. Brera’s management is responsible for these third-party valuations. Since these unaudited pro forma condensed consolidated financial statements have been prepared based on preliminary estimates of the fair value of purchase consideration and fair values of assets acquired and liabilities assumed, the actual amounts to be reported in future filings may differ materially from the amounts used in the pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements are presented for information purposes only, in accordance with Article 11 of Regulation S-X and are not intended to represent or to be indicative of the income or financial position that Brera would have reported had the acquisitions been completed as of the dates set forth in the unaudited pro forma condensed consolidated financial statements due to various factors. The unaudited pro forma condensed consolidated statements of comprehensive loss do not purport to represent the future results of operations of Brera. The unaudited pro forma condensed consolidated statement of comprehensive loss for the year ended December 31, 2024 combines the consolidated statement of comprehensive loss of Brera for the year ended December 31, 2024 and Juve Stabia’s condensed statement of comprehensive loss for the year ended December 31, 2024. The latter was calculated to align Juve Stabia’s fiscal year-end of June 30 with Brera’s year-end by removing the results for the six months ended December 31, 2023, from the condensed statement of comprehensive loss for the period ended June 30, 2024, and adding the results for the six months ended December 31, 2024.

The pro forma condensed financial statements reflect discontinued operations from the sale of UYBA. On June 17, 2025, Brera Holdings PLC sold its entire 49% interest in UYBA to Selene Sas di Immobiliare, Luna Srl (“Selene”) for €1.00, with the sale finalized by June 27, 2025. The Advertising Concession Agreement between Brera Milano and UYBA was terminated for €175,000, which was treated as an intercompany settlement and eliminated in consolidation. Following the transaction, Brera lost control over UYBA, which was deconsolidated and presented as a discontinued operation.

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Unaudited Pro Forma Condensed Consolidated Financial Information

These unaudited pro forma condensed financial statements should be read in conjunction with the following:

●	The accompanying notes to the unaudited pro forma condensed consolidated financial statements.

●	The historical consolidated financial statements and accompanying notes of Brera included in the annual report on form 20-F/A for the year ended December 31, 2024.

●	The Juve Stabia audited financial statements for the fiscal year ended June 30, 2024 included as Exhibit 99.2 in this Current Report on Form 6-K to which these unaudited pro forma condensed consolidated financial statements are attached.

●	The Juve Stabia unaudited condensed interim financial statements for the six months ended December 31, 2024 and notes thereto included as Exhibit 99.3 in this Current Report on Form 6-K to which these unaudited pro forma condensed consolidated financial statements are attached.

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Unaudited Pro Forma Condensed Consolidated Statements of Operations

For the Year Ended December 31, 2024

						Pro Forma
						Continued
	Brera	Juve Stabia	Discontinued	Pro Forma		Operations
	Historical	Historical	Operations (1)	Adjustments	Notes	Combined
Revenues	€2,520,781	€6,548,208	€(1,693,296)	€–		€7,375,693
Revenues - related parties	365,337	–	–	–		365,337
Cost of revenue	222,426	7,786,763	(185,383)	–		7,823,806
Gross Profit	2,663,692	(1,238,555)	(1,507,913)	–		(82,776)
Operating Expenses:
General and administrative expenses	6,632,384	3,562,455	(2,820,548)	1,210,000	AA	8,584,291
General and administrative expenses - related parties	1,587,348	–	(2,094)	–		1,585,254
Total Operating Expenses	8,219,732	3,562,455	(2,822,642)	1,210,000		10,169,545

Operating Loss	(5,556,040)	(4,801,010)	(1,314,729)	(1,210,000)		(10,252,321)

Other Income (Expense)
Net fair value gain and loss on financial assets at fair value through profit and loss	(10,418)	–	4,000	–		(6,418)
Net fair value gain and loss on financial assets at fair value through profit and loss - related parties	3,195	–	–	–		3,195
Change in fair value of warrant liability	(14,183)	–	–	–		(14,183)
Finance cost	(64,501)	(129,705)	64,501	–		(129,705)
Finance cost - related parties	(8,113)	–	–	–		(8,113)
Other income	556,580	790,700	(130,526)	–		1,216,754
Income related to change in fair value of contingent consideration - related party	3,482	–	–	–		3,482
Total Other Income (Expense)	466,042	660,995	(62,025)	–		1,065,012

Loss Before Provision of Income Taxes	(5,089,998)	(4,140,015)	1,252,704	(1,210,000)		(9,187,309)

Provision for (Benefit from) Income Taxes	(41,137)	114,583	41,137	–	BB	114,583

Net Loss	€(5,048,861)	€(4,254,598)	€1,211,567	€(1,210,000)		€(9,301,892)

Net Loss Attributable to the Company	€(4,427,545)	€(2,212,391)	€617,899	€(629,200)		€(6,651,237)
Net Loss Attributable to Non-controlling interest	€(621,316)	€(2,042,207)	€593,668	€(580,800)		€(2,650,655)

Other Comprehensive Income (Loss)
Item that will not be reclassified to profit or loss:
Foreign currency translation adjustments	(27,880)	–	–	–		(27,880)

Total Comprehensive Loss	€(5,076,741)	€(4,254,598)	€1,211,567	€(1,210,000)		€(9,329,772)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	655,902		–	–		655,902
Ordinary shares - Class B	586,342		–	420,000	CC	1,006,342

Loss per share - basic and diluted:
Ordinary shares - Class A	€(3.56)		€(0.97)			€(3.03)
Ordinary shares - Class B	€(3.56)		€(0.97)			€(3.03)

(1)	Pursuant to the Private Agreement with various parties dated June 17, 2025, Brera sold its entire interest in UYBA to a shareholder of UYBA. The transaction amount includes UYBA’s profit and loss activity from January 1, 2024, to December 31, 2024, which is presented as discontinued operations

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Unaudited Pro Forma Condensed Consolidated Statements of Operations

For the Six Months Ended June 30, 2025

	Brera	Juve Stabia	Pro Forma		Pro Forma
	Historical	Historical (2)	Adjustments	Notes	Combined
CONTINUING OPERATIONS
Revenues	€273,530	€6,973,162	€–		€7,246,692
Revenues - related parties	–	–	–		–
Cost of revenue	8,704	6,573,360	–		6,582,064
Gross Profit	264,826	399,802	–		664,628
Operating Expenses: General and administrative expenses	3,719,616	3,707,021	566,877	AA	7,993,514
General and administrative expenses - related parties	632,034	–	–		632,034
Total Operating Expenses	4,351,650	3,707,021	566,877		8,625,548

Operating Loss	(4,086,824)	(3,307,219)	(566,877)		(7,960,920)

Other Income (Expense)
Change in fair value of warrant liability	23,077	–	–		23,077
Finance cost	(356)	(94,654)	–		(95,010)
Finance cost - related parties	(72,783)	–	–		(72,783)
Other income	151,739	468,071	–		619,810
Gain on remeasurement of previously held interest	2,042,272	–	–		2,042,272
Income related to change in fair value of contingent consideration	78	–	–		78
Total Other Income (Expense)	2,144,027	373,417	–		2,517,444

Loss Before Provision of Income Taxes from Continuing Operations	(1,942,797)	(2,933,802)	(566,877)	BB	(5,443,476)
Provision for Income Taxes	–	294,022	–		294,022
Net Loss from Continuing Operations	(1,942,797)	(3,227,824)	(566,877)		(5,737,498)

Loss from Discontinued Operations, net of tax	(710,822)	–	–		(710,822)

Net Loss	€(2,653,619)	€(3,227,824)	€(566,877)		€(6,448,320)

Net Loss Attributable to the Company	€(2,023,535)	€(1,678,468)	€(294,776)		€(3,996,779)
Net Loss Attributable to Non-controlling interest	€(630,084)	€(1,549,356)	€(272,101)		€(2,451,541)

Other Comprehensive Income (Loss)
Item that will not be reclassified to profit or loss:
Foreign currency translation adjustments	237,513	–	–		237,513

Total Comprehensive Loss	€(2,416,106)	€(3,227,824)	€(566,877)		€(6,210,807)

Weighted average shares outstanding - basic and diluted:
Ordinary shares - Class A	627,833		–		627,833
Ordinary shares - Class B	1,269,152		–		1,269,152

Net loss per share from continuing operations - basic and diluted:
Ordinary shares - Class A	€(0.69)				€(1.74)
Ordinary shares - Class B	€(0.69)				€(1.74)

Net loss per share from discontinued operations - basic and diluted:
Ordinary shares - Class A	(0.37)				(0.37)
Ordinary shares - Class B	(0.37)				(0.37)

(2)	Includes the profit and loss activity of Juve Stabia from January 1, 2025 through June 20, 2025 (date of acquisition).

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Basis of Pro Forma Presentation

The Pro Forma Condensed Consolidated Financial Information has been prepared assuming the Transaction is accounted for using the acquisition method of accounting with Brera as the acquiring entity and Juve Stabia as the acquires. Under the acquisition method of accounting, Brera’s assets and liabilities will retain their carrying amounts while the assets acquired, and liabilities assumed of the acquiree will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill. The pro forma adjustments have been prepared as if the acquisition had taken place on January 1, 2024 in the case of the condensed consolidated statements of comprehensive loss for the year ended December 31, 2024 and the six months ended June 30, 2025.

The pro forma adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analyses are performed. The Pro Forma Condensed Consolidated Financial Information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined.

The accounting policies used in the preparation of the Pro Forma Condensed Consolidated Financial Information are those set out in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2024.

Note 2. Preliminary Estimated Purchase Price Allocation

The allocation of the estimated purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Juve Stabia is included in the Brera’s statement of financial position as of June 30, 2025 as the transaction occurred on June 20, 2025. Details are as follows:

Consideration paid:
Fair value of share consideration	€7,772,036
Cash consideration	3,750,000
Total estimated consideration**	€11,522,036

Long-term debt	€4,726,626
Non-controlling interest***	€482,918

Current assets*	€2,339,873
Machinery and equipment	30,638
Intangible assets	14,560,000
Other assets	7,228
Assumed liabilities	(6,142,860)
Deferred tax liability	(4,062,240)
Total net assets acquired	6,732,639

Goodwill	€9,998,941

(*)	Current assets include the cash acquired amounting to €149,723. The total net cash consideration related to our acquisition of Juve Stabia amounted to €3,600,277. The net cash consideration related to our acquisition of Juve Stabia recognized during the six months ended June 30, 2025, amounted to €3,100,277, as reflected in the interim condensed consolidated statement of cash flows under investing activity.

(**)	As part of the step-up acquisition, Brera Holdings obtained control of Juve Stabia on June 20, 2025, in which it previously held a non-controlling equity interest of 38.46% prior to obtaining control. In accordance with IFRS 3, the previously held investment was remeasured to its fair value of approximately €7,042,000 as of the acquisition date, compared to its prior carrying amount of approximately €5,000,000. The resulting gain of approximately €2,042,000 was recognized in profit or loss under “Gain on remeasurement of previously held interest”. After reflecting the non-controlling interest, preliminary purchase price allocation adjustments (including identifiable intangible assets and deferred tax effects), and working capital adjustments, the total purchase price allocated to the acquired net assets was €11,522,036.

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(***)	Non-controlling interest was measured at its proportionate share of the acquiree’s net identifiable assets, including deferred tax liabilities. The fair value of the identifiable net assets after deferred taxes and long-term debt was approximately €2,006,000. After adjusting for the €1,000,000 subscription investment made on the final closing date in June 2025, the adjusted balance amounted to approximately €1,006,000. Accordingly, non-controlling interest was determined as 48% of the adjusted net assets, or approximately €482,918.

Note 3. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the acquisition consideration exchanged and to reflect the impact on the statements of comprehensive loss as if the Transaction had occurred during those periods.

Statement of Comprehensive Loss for the Year Ended December 31, 2024 and for the Six Months Ended June 30, 2025 Adjustment

AA	Reflects amortization expensed in the general and administrative expenses based on preliminary fair value estimates for acquired intangible assets as follows:

			Amortization Expense
			Year	For the Period January 1,
			Ended	2025 through
	Estimated	Estimated	December 31,	June 20,
	Fair Value	Useful Life	2024	2025
Goodwill	€9,998,941	Indefinite	€–	€–
Trademarks:
Brand	8,930,000	Indefinite	–	–
Player Contracts	1,530,000	3.0	510,000	238,932
Broadcasting Rights	2,600,000	8.0	325,000	152,260
Advertising	1,100,000	4.0	275,000	128,836
Season Ticket Holders	400,000	4.0	100,000	46,849
Total	€24,558,941		€1,210,000	€566,877

BB	The Company determined that the proforma income tax expense (benefit) adjustment to be immaterial.

CC	Reflects the issuance of 420,000 Class B Ordinary Shares as share consideration for the acquisitions for the year ended December 31, 2024.

The accompanying notes are an integral part of the Pro Forma Information.

Brera Holdings PLC

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 4. Discontinued Operations

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the condensed consolidated statements of operations for the year ended December 31, 2024 are as follows:

Year Ended December 31,
2024
Revenues	€1,693,296
Revenues - related parties	–
Cost of revenue	185,383
Gross Profit	1,507,913
Operating Expenses:
General and administrative expenses	2,820,548
General and administrative expenses - related parties	2,094
Total Operating Expenses	2,822,642

Operating Loss	(1,314,729)

Other Income (Expense)
Net fair value gain and loss on financial assets at fair value through profit and loss	(4,000)
Finance cost	(64,501)
Other income	130,526
Gain on disposal of subsidiary	–
Total Other Income (Expense)	62,025

Loss Before Provision of Income Taxes	(1,252,704)
Provision for (Benefit from) Income Taxes	(41,137)

Net Loss from Discontinued Operations	€(1,211,567)

Net Loss Attributable to the Company	€(617,899)
Net Loss Attributable to Non-controlling interest	€(593,668)

Other Comprehensive Income (Loss)
Item that will not be reclassified to profit or loss:
Foreign currency translation adjustments	–

Total Comprehensive Loss	€(1,211,567)

The accompanying notes are an integral part of the Pro Forma Information.